CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                February 6, 2012


VIA EDGAR CORRESPONDENCE

Houghton Hallock
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:     First Trust Exchange-Traded AlphaDEX(R) Fund II
                      (File Nos. 333-171759, 811-22519)
               --------------------------------------------------

Dear Mr. Hallock:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 11, 2012, January 17, 2012 and January 25, 2012. The registration statements filed on January 11, 2012 and January 25, 2012 are regarding the First Trust Germany AlphaDEX(R) Fund, First Trust Canada AlphaDEX(R) Fund, First Trust Australia AlphaDEX(R) Fund, First Trust United Kingdom AlphaDEX(R) Fund, First Trust Taiwan AlphaDEX(R) Fund, First Trust Hong Kong AlphaDEX(R) Fund and First Trust Switzerland AlphaDEX(R) Fund, while the registration statement filed on January 17, 2012 is regarding the First Trust Emerging Markets Small Cap AlphaDEX(R) Fund and First Trust Developed Markets ex-US Small Cap AlphaDEX(R) Fund (each series, a "Fund," and collectively, the "Funds"). The Trust filed an initial registration statement for the Funds on September 23, 2011, but withdrew that registration statement by filing a Form AW with the Commission on December 28, 2011. Your comments regarding these Funds were communicated to us via telephone conference on November 17, 2011, December 21, 2011, January 24, 2012 and February 1, 2012.

      This letter serves to respond to your comments. Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of exchange-traded funds applied, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

         COMMENT 1

      For the Investment Objective in the summary prospectus of each Fund, consider changing "seeks investment results that correspond generally to the price and yield" to "seeks investment results that correspond closely to the price and yield."

         RESPONSE TO COMMENT 1

      Because the investment objective for each Fund is a policy that is approved by the Board of Trustees (the "Board"), First Trust Advisors L.P. ("First Trust") believes that this change would require that the Board convene in a meeting to approve this change. Furthermore, as disclosed in the prospectus the Trust's exemptive relief requires that the Funds maintain 0.95 correlation with their underlying indices and that 90% of each Fund's assets are invested in the component securities of each underlying index. Therefore, whether the term "generally" or "closely" is used, the Funds will maintain the 0.95 correlation.

         COMMENT 2

      Please revise the cover of the prospectus to delete "on a continuous basis" and "issued and redeemed."

         RESPONSE TO COMMENT 2

      The cover has been revised in accordance with this comment.

         COMMENT 3

      If the Funds' principal investment strategy is to invest in smaller capitalization companies, please include the appropriate risk factor in the summary sections.

         RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

         COMMENT 4

      The "Risk of Cash Transactions" under "Additional Risks of Investing in the Fund" appears to apply to all the Funds in the prospectus. Please specify which Funds will feature cash transactions and appropriately revise the risk language.

         RESPONSE TO COMMENT 4

      The First Trust Taiwan AlphaDEX(R) Fund and First Trust Emerging Markets Small Cap AlphaDEX(R) Fund will feature cash transactions and the risk factors in that Funds' summary information has been revised to reflect that they will participate in cash transactions to a certain degree.

         COMMENT 5

      In the fee table, please insert a footnote stating that the Fund has adopted a 12b-1 plan that permits it to pay up to 0.25% per annum, it will not pay 12b-1 fees at any time before February 3, 2013.

         RESPONSE TO COMMENT 5

      The prospectus has been revised in response to this comment.

         COMMENT 6

      Please move the information regarding changes to the Index and rebalancing in the a Fund's summary to the "Index Information" section in the back of the prospectus. Also, please provide additional information regarding the Base Index and the correct number of components in each Base Index.

         RESPONSE TO COMMENT 6

      The prospectus has been revised in response to this comment.

         COMMENT 7

      Please provide additional details about a Fund's BMI Index, including its creation and maintenance, as well as the methods used to select stocks, or other securities, included in the those Indices.

         RESPONSE TO COMMENT 7

      The BMI Index, or Base Index, for each fund is a comprehensive, rules-based index designed to measure stock market performance of companies in a defined, region, country or market cap. The "Index Information" section of the prospectus has been revised to lay out the rules the Base Index follows and to state that S&P creates and maintains each Base Index.


                                      * * *

TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                              Sincerely yours,

                                              CHAPMAN AND CUTLER LLP



                                              By: /s/ Morrison C. Warren
                                                  --------------------------
                                                      Morrison C. Warren